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Exhibit 12.1

NeoPharm, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in thousands, except ratio)

	Years Ended December 31,
						Six Months Ended June 30, 2003
	1998	1999	2000	2001	2002
Income/(loss) from continuing operations before income taxes	$(3,214)	$5,418	$(510)	$(13,424)	$(36,492)	$(27,696)
Add: fixed charges	9	6	7	98	93	25

Earnings as defined	(3,205)	5,424	(503)	(13,326)	(36,399)	(27,671)

Estimated interest component of rent	9	6	7	98	93	25

Total fixed charges	$9	$6	$7	$98	$93	$25

Ratio*	— **	904	— **	— **	— **	— **

*
We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.

**
Earnings (as defined) for the period were insufficient to cover fixed charges.

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  Exhibit 12.1
NeoPharm, Inc. Computation of Ratios of Earnings to Fixed Charges (in thousands, except ratio)